UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Oiltanking Partners, L.P.

(Name of Issuer)

Common Units Representing Limited Partnership Interests

(Title of Class of Securities)

678049107

(CUSIP Number)

Michael A. Creel

Chief Executive Officer

Enterprise Products Holdings LLC

(General Partner of Enterprise Products Partners L.P.)

1100 Louisiana Street, 10th Floor

Houston, Texas 77002

(713) 381-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 678049107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Voting Trustees of the Dan Duncan LLC Voting Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,799,604(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,799,604(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,799,604(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.9%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 15,899,802 common units representing limited partner interests (“Common Units”) and 38,899,802 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer (as defined in Item 1 below) held directly by Enterprise Products Operating LLC (“EPO”). The Subordinated Units will convert into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership, dated July 19, 2011, as amended by Amendment No. 1 thereto, dated July 14, 2014 (the “OILT Partnership Agreement”), which is incorporated by reference herein), and other circumstances as noted in the OILT Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)	Calculation of percentage based on a total of 44,228,692 Common Units and 38,899,802 Subordinated Units outstanding as of September 30, 2014.

CUSIP No. 678049107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dan Duncan LLC 76-0516773
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,799,604(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,799,604(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,799,604(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.9%(2)
14	TYPE OF REPORTING PERSON OO - limited liability company

(1)	Includes 15,899,802 common units representing limited partner interests (“Common Units”) and 38,899,802 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer (as defined in Item 1 below) held directly by Enterprise Products Operating LLC (“EPO”). The Subordinated Units will convert into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership, dated July 19, 2011, as amended by Amendment No. 1 thereto, dated July 14, 2014 (the “OILT Partnership Agreement”), which is incorporated by reference herein), and other circumstances as noted in the OILT Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)	Calculation of percentage based on a total of 44,228,692 Common Units and 38,899,802 Subordinated Units outstanding as of September 30, 2014.

CUSIP No. 678049107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise Products Holdings LLC 13-4297068
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,799,604(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,799,604(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,799,604(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.9%(2)
14	TYPE OF REPORTING PERSON OO - limited liability company

(1)	Includes 15,899,802 common units representing limited partner interests (“Common Units”) and 38,899,802 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer (as defined in Item 1 below) held directly by Enterprise Products Operating LLC (“EPO”). The Subordinated Units will convert into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership, dated July 19, 2011, as amended by Amendment No. 1 thereto, dated July 14, 2014 (the “OILT Partnership Agreement”), which is incorporated by reference herein), and other circumstances as noted in the OILT Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)	Calculation of percentage based on a total of 44,228,692 Common Units and 38,899,802 Subordinated Units outstanding as of September 30, 2014.

CUSIP No. 678049107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise Products Partners L.P. 76-0568219
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,799,604(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,799,604(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,799,604(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.9%(2)
14	TYPE OF REPORTING PERSON PN

(1)	Includes 15,899,802 common units representing limited partner interests (“Common Units”) and 38,899,802 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer (as defined in Item 1 below) held directly by Enterprise Products Operating LLC (“EPO”). The Subordinated Units will convert into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership, dated July 19, 2011, as amended by Amendment No. 1 thereto, dated July 14, 2014 (the “OILT Partnership Agreement”), which is incorporated by reference herein), and other circumstances as noted in the OILT Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)	Calculation of percentage based on a total of 44,228,692 Common Units and 38,899,802 Subordinated Units outstanding as of September 30, 2014.

CUSIP No. 678049107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise Products OLPGP, Inc. 83-0378402
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,799,604(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,799,604(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,799,604(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.9%(2)
14	TYPE OF REPORTING PERSON CO

(1)	Includes 15,899,802 common units representing limited partner interests (“Common Units”) and 38,899,802 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer (as defined in Item 1 below) held directly by Enterprise Products Operating LLC (“EPO”). The Subordinated Units will convert into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership, dated July 19, 2011, as amended by Amendment No. 1 thereto, dated July 14, 2014 (the “OILT Partnership Agreement”), which is incorporated by reference herein), and other circumstances as noted in the OILT Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)	Calculation of percentage based on a total of 44,228,692 Common Units and 38,899,802 Subordinated Units outstanding as of September 30, 2014.

CUSIP No. 678049107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise Products Operating LLC 26-0430539
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,799,604(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,799,604(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,799,604(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.9%(2)
14	TYPE OF REPORTING PERSON OO - limited liability company

(1)	Includes 15,899,802 common units representing limited partner interests (“Common Units”) and 38,899,802 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer (as defined in Item 1 below) held directly by Enterprise Products Operating LLC (“EPO”). The Subordinated Units will convert into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership, dated July 19, 2011, as amended by Amendment No. 1 thereto, dated July 14, 2014 (the “OILT Partnership Agreement”), which is incorporated by reference herein), and other circumstances as noted in the OILT Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)	Calculation of percentage based on a total of 44,228,692 Common Units and 38,899,802 Subordinated Units outstanding as of September 30, 2014.

Item 1. Security and Issuer.

This Schedule 13D relates to the common units (the “Common Units”) and subordinated units (“Subordinated Units,” and together with the Common Units, the “Units”) representing limited partner interests in Oiltanking Partners, L.P., a Delaware limited partnership (“OILT,” or the “Issuer”), which has its principal executive offices at 333 Clay Street, Suite 2400, Houston, TX 77002.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by:

(i)	the voting trustees (the “DD LLC Trustees”) of the Dan Duncan LLC Voting Trust (the “DD LLC Voting Trust”) pursuant to the Dan Duncan LLC Voting Trust Agreement by and among Dan Duncan LLC, Dan L. Duncan as the sole member and Dan L. Duncan as the initial voting trustee (the “DD Trust Agreement”);

(ii)	Dan Duncan LLC, a Texas limited liability company (“DD LLC”);

(iii)	Enterprise Products Holdings LLC, a Delaware limited liability company (“EPD GP”);

(iv)	Enterprise Products Partners L.P., a Delaware limited partnership (“EPD” or “Enterprise”);

(v)	Enterprise Products OLPGP, Inc., a Delaware corporation (“OLPGP”); and

(vi)	Enterprise Products Operating LLC, a Texas limited liability company (“EPO,” and together with the DD LLC Trustees, DD LLC, EPD GP, EPD and OLPGP, the “Reporting Persons”).

The DD LLC Trustees are voting trustees that collectively hold record ownership of the sole membership interest in DD LLC, on behalf of The Estate of Dan L. Duncan, Deceased (the “Estate”) as the economic owner of the membership interests succeeding Dan L. Duncan. The voting trustees under the DD Trust Agreement consist of up to three trustees. The current DD LLC Trustees are: (1) Randa Duncan Williams, a daughter of Dan L. Duncan; (2) Dr. Ralph S. Cunningham; and (3) Mr. Richard H. Bachmann. The DD LLC Trustees collectively obtained record ownership of the sole membership interest in DD LLC on March 29, 2010 as a result of the passing of Dan L. Duncan. The DD LLC Trustees serve in such capacity without compensation, but they are entitled to incur reasonable charges and expenses deemed necessary and proper for administering the DD Trust Agreement and to reimbursement and indemnification. The DD Trust Agreement is governed by Texas law. The business address of the DD LLC Trustees is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

DD LLC is an entity currently owned economically by the Estate. However, DD LLC is controlled by the DD LLC Trustees through their collective holding of the sole membership interest in DD LLC. DD LLC owns 100% of the membership interests in EPD GP. DD LLC has no independent operations, and its principal functions are to directly and indirectly hold the membership interests in (i) EPD GP and (ii) other personal investments of Dan L. Duncan now owned economically by the Estate. DD LLC’s principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

EPD GP owns a non-economic general partner interest in EPD. EPD GP has no independent operations, and its principal function is to directly and indirectly hold general partner interests in EPD. EPD GP’s principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

EPD owns 100% of the equity interests in OLPGP and 99.999% of the membership interests in EPO. EPD has no independent operations, and its principal functions are to directly and indirectly hold membership interests in EPO. EPD’s principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

OLPGP owns 0.001% of the membership interests in EPO. OLPGP has no independent operations, and its principal functions are to directly and indirectly hold membership interests in EPO and other affiliates of EPD. OLPGP’s principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

EPO is an indirect wholly owned subsidiary of EPD. EPO’s principal business includes: natural gas gathering, treating, processing, transportation and storage; NGL transportation, fractionation, storage and import and export terminals; crude oil gathering, transportation, storage and terminals; offshore production platforms; petrochemical and refined products transportation, storage and terminals; and a marine transportation business that operates primarily on the United States inland and Intracoastal Waterway systems and in the Gulf of Mexico. EPO also directly holds interests in OILT GP (as defined below). EPO’s principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

During the last five years, no Reporting Person nor, to the best of their knowledge, any Listed Person (as defined below) has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Appendix A and is incorporated by reference herein. EPD is managed by its general partner and has no officers and directors. EPO is managed by its sole manager and has no officers or directors.

Item 3. Source and Amount of Funds or Other Consideration.

On October 1, 2014, in connection with the consummation of the transactions contemplated by the Purchase Agreement as further described in Item 4 hereof, EPD paid an aggregate purchase price of $4.41 billion consisting of $2.21 billion in cash and 54,807,352 common units of EPD. EPD funded the cash portion of the purchase price through the incurrence of new indebtedness by EPO and with cash on hand.

On September 30, 2014, EPO entered into a 364-Day Revolving Credit Agreement among EPO, as Borrower, the Lenders party thereto, Citibank, N.A, as Administrative Agent, certain financial institutions from time to time named therein, as Co-Documentation Agents and Citibank, N.A. as Sole Lead Arranger and Sole Book Runner (the “364-Day Credit Agreement”). Under the terms of the 364-Day Credit Agreement, EPO may borrow up to $1.5 billion at a variable interest rate for a term of 364 days, subject to the terms and conditions set forth therein.

The 364-Day Credit Agreement contains customary representations, warranties, covenants (affirmative and negative) and events of default, the occurrence of which would permit the lenders to accelerate the maturity date of amounts borrowed under the 364-Day Credit Agreement. The 364-Day Credit Agreement also restricts EPO’s ability to pay cash distributions to EPD if a default or an event of default (as defined in the 364-Day Credit Agreement) has occurred and is continuing at the time such distribution is scheduled to be paid.

Item 4. Purpose of the Transaction.

On October 1, 2014, EPD entered into a Contribution and Purchase Agreement (the “Purchase Agreement”) with Oiltanking Holding Americas, Inc. and Oiltanking Holdco, LLC, and consummated the transactions under the Purchase Agreement. Pursuant to the Purchase Agreement, effective on October 1, 2014, EPD acquired from such entities 15,899,802 Common Units and 38,899,802 Subordinated Units, collectively representing approximately 65.9 percent of the outstanding limited partner interests of the Issuer, and all of the issued and outstanding limited liability company membership interests in OTLP GP, LLC, the general partner of the Issuer (“OILT GP”). OILT GP holds all of the incentive distribution rights of OILT and 2.0 percent general partner interest in OILT. The purchase of the interests pursuant to the Purchase Agreement is referred to below as the “GP Purchase.”

The consideration paid by EPD for the GP Purchase was approximately $4.41 billion, which consisted of $2.21 billion in cash and 54,807,352 common units representing limited partner interests in EPD. Upon consummation of the GP Purchase, EPD became the indirect owner of 100 percent of the member interests of OILT GP, and approximately 65.9 percent of the limited partner interests in the Issuer (assuming no additional equity issuances by the Issuer).

The Purchase Agreement includes customary representations, warranties, covenants and indemnities. The closing of the GP Purchase has been consummated and is not conditioned upon the consummation of the Proposed Merger (defined below). Pursuant to the Purchase Agreement, the sole member of EPD GP appointed F. Christian Flach as a member of the board of directors of EPD GP. The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement filed as Exhibit 5, which exhibit is incorporated by reference in its entirety in this Item 4.

In connection with the GP Purchase, on October 1, 2014, EPO also purchased and assumed all of the rights and obligations of Oiltanking Finance B.V. as lender under certain loan agreements and credit agreements with Oiltanking Houston, L.P. (“Oiltanking Houston”), Oiltanking Beaumont Partners, L.P. (“Oiltanking Beaumont”) and OILT, with outstanding principal amount of loans and accrued and unpaid interest of approximately $228 million. The purchase and assumption of these notes were made pursuant to the Waiver and Assignment Agreement (Oiltanking Houston), and the Waiver and Assignment Agreement (Oiltanking Beaumont), the Waiver and Assignment Agreement (Oiltanking) (collectively, the “Waiver and Assignment Agreements”). In addition, EPO also assumed all of the rights and obligations of Oiltanking Finance B.V. under a $150 million Credit Limit Agreement (as amended by Addendum No. 2, the “Credit Limit Agreement”) with OILT as borrower, under which approximately $37 million aggregate principal amount was outstanding on October 1, 2014. The Credit Limit Agreement expires on November 30, 2017.

The foregoing descriptions of the Waiver and Assignment Agreements and the Credit Limit Agreement (including the addenda thereto) do not purport to be complete and are qualified in their entirety by reference to the full text of the Waiver and Assignment Agreement (Oiltanking Houston), the Waiver and Assignment Agreement (Oiltanking Beaumont), the Waiver and Assignment Agreement (Oiltanking), and the Credit Limit Agreement filed as Exhibit 7, Exhibit 8, Exhibit 9, and Exhibits 10 and 11, respectively, which exhibits are incorporated in its entirety in this Item 4. Copies of the prior material loan agreements assumed by EPO are also filed as Exhibits 12 and 13, which exhibits are incorporated in their entirety in this Item 4.

Immediately following the closing of the GP Purchase, EPD contributed all of its interest in OILT GP and all of the Common Units and Subordinated Units in the Issuer acquired by it to EPO, and EPO executed a Second Amended and Restated Limited Liability Company Agreement, dated as of October 1, 2014 (the “GP LLC Agreement”), admitting itself as the new sole member of OILT GP.

EPD has also proposed to merge a wholly owned subsidiary of Enterprise with OILT (the “Proposed Merger”). The Proposed Merger would occur in a unit-for-unit exchange, at a ratio of 1.23 EPD common units for each outstanding OILT Common Unit. The terms of the Proposed Merger will be subject to negotiation, review and approval by the board of directors of EPD GP, and the conflicts committee of the board of directors of OILT GP. The Proposed Merger will also be subject to approval by OILT unitholders in accordance with the First Amended and Restated Agreement of Limited Partnership of Oiltanking Partners L.P., dated July 19, 2011, as amended by Amendment No. 1 thereto, dated July 14, 2014 (the “OILT Partnership Agreement”). EPD cannot predict whether the terms of a potential combination will be agreed upon the conflicts committee of the board of directors of OILT GP or the board of directors of EPD GP. A copy of the letter submitting the Proposed Merger to the conflicts committee of the board of directors of OILT GP is filed as Exhibit 14, which is incorporated in its entirety in this Item 4.

The Subordinated Units owned of record by EPO are convertible into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the OILT Partnership Agreement. OILT may grant restricted units, unit options, phantom units, unit payments, unit appreciation rights, other equity-based awards, distribution equivalent rights and performance awards to employees, consultants and directors of OILT GP and those of its affiliates pursuant to its Long-Term Incentive Plan.

EPD may make additional purchases of Units either in the open market or in private transactions. Any actions that EPD might undertake, including any actions to acquire additional Units will be dependent upon EPD’s review of numerous factors, including, among other things, the price levels of the Units; general market and economic conditions; ongoing evaluation of OILT’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons, as direct and indirect owners of OILT GP, may cause OILT to change its distribution policy as set forth in the OILT Partnership Agreement or the Issuer’s capitalization, through the issuance of debt or equity securities, from time to time in the future. The Reporting Persons, however, have no current intention of causing any material change to the Issuer’s present capitalization or the Issuer’s distribution policy as set forth in the OILT Partnership Agreement (as further described in Item 6 below).

Except as described in this Item 4, EPD has no other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. EPD may change its plans or proposals in the future. EPD reserves the right to acquire additional securities of OILT in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of its respective holdings of securities of OILT or to change its intentions with respect to any or all of the matters referred to in this Item 4.

Item 5. Interests in Securities of the Issuer.

(a) and (b) As set forth herein, pursuant to the DD LLC Trust Agreement, the DD LLC Trustees have shared voting and dispositive power over the 54,799,604 Units beneficially owned by DD LLC, representing approximately 65.9% of the outstanding limited partner interests of OILT. DD LLC is the sole member of EPD GP, the non-economic general partner of EPD, which directly or indirectly owns all of the membership interests of EPO, which directly owns the 54,799,604 Units. Except as set forth in the DD LLC Trust Agreement, voting with respect to membership interests of DD LLC by the DD LLC Trustees is by majority vote.

DD LLC holds no Units directly, but is the sole member of EPD GP. Therefore, both DD LLC and the DD LLC Trustees have an indirect beneficial ownership of the 54,799,604 Units, representing approximately 65.9% of the outstanding Units, owned directly by EPO.

EPD GP holds no Units directly, but is the non-economic general partner of EPD, and as such has an indirect beneficial ownership of the 54,799,604 Units, representing approximately 65.9% of the outstanding Units, owned directly by EPO. As set forth herein, EPD GP, as general partner of EPD, has shared voting and dispositive power over the 54,799,604 Units owned directly by EPO.

EPD holds no Units directly, but is the sole stockholder of OLPGP, and as such has an indirect beneficial ownership of the 54,799,604 Units, representing approximately 65.9% of the outstanding Units, owned directly by EPO. As set forth herein, EPD, as the sole stockholder of OLPGP, has shared voting and dispositive power over the 54,799,604 Units owned directly by EPO.

OLPGP holds no Units directly, but is the sole manager of EPO and owns a 0.001% membership interest in EPO. Accordingly, OLPGP has an indirect beneficial ownership of the 54,799,604 Units, representing approximately 65.9% of the outstanding Units, owned directly by EPO. As set forth herein, OLPGP, as sole manager of EPO, has shared voting and dispositive power over the 54,799,604 Units owned directly by EPO.

EPO holds directly 54,799,604 Units, representing approximately 65.9% of the outstanding Units. As set forth herein, EPO has shared voting and dispositive power over the 54,799,604 Units owned directly by it.

The aforementioned ownership amounts of Units by the Reporting Persons are as of October 1, 2014, the most recent practicable date for this filing on Schedule 13D. The percentage ownership amounts are based on 44,228,692 Common Units and 38,899,802 Subordinated Units outstanding as of September 30, 2014 (based on information provided by OILT).

(c) On October 1, 2104 and immediately following the closing of the GP Purchase, EPD contributed all of its interest in OILT GP and the Common Units and Subordinated Units of OILT owned by it to EPO, its indirect wholly owned subsidiary, pursuant to a contribution agreement.

(d) No person other than as set forth in the response to this Item 5 has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the Units beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements; Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

OILT Partnership Agreement

The following is a summary of certain material provisions of the OILT Partnership Agreement. The information below gives effect to the 2014 unit split effected by Amendment No. 1 to the OILT Partnership Agreement.

General Partner

OILT GP, is the sole general partner of the Issuer.

Organization and Duration

The Issuer was organized in March 2011 and will have a perpetual existence unless terminated pursuant to the terms of the OILT Partnership Agreement.

Cash Distributions

The OILT Partnership Agreement specifies the manner in which the Issuer makes cash distributions to holders of its Common Units and other partnership securities as well as to OILT GP in respect of its general partner interest and Incentive Distribution Rights (defined below). The Issuer’s cash distribution policy (as set forth in the OILT Partnership Agreement) requires it to pay cash distributions at an initial distribution rate of $0.16875 per Common Unit per quarter ($0.675 per Common Unit on an annualized basis) to the extent the Issuer has sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to its general partner and its affiliates. The Issuer refers to this quarterly distribution amount as the “minimum quarterly distribution,” and the Issuer’s ability to pay such distribution is subject to various restrictions and other factors.

The OILT Partnership Agreement requires the Issuer to distribute, at the end of each quarter, all of its cash on hand, less reserves established by OILT GP in its sole discretion. The Issuer refers to this amount as “available cash.” The OILT Partnership Agreement requires that the Issuer distribute all of its available cash each quarter in the following manner:

• first, 98% to the holders of Common Units and 2% to OILT GP, until each Common Unit has received a minimum quarterly distribution of $0.16875 plus any arrearages from prior quarters;

• second, 98% to the holders of Subordinated Units and 2% to OILT GP, until each Subordinated Unit has received a minimum quarterly distribution of $0.16875; and

• third, 98% to all unitholders, pro rata, and 2% to OILT GP, until each unit has received a distribution of $0.16875.

If cash distributions to the unitholders exceed $0.16875 per unit in any quarter, OILT GP will receive, in addition to distributions on its 2% general partner interest, increasing percentages, up to 48%, of the cash the Issuer distributes in excess of that amount. The rights to receive these distributions are referred to as “Incentive Distribution Rights.”

Conversion of Subordinated Units

The principal difference between the Common Units and Subordinated Units is that in any quarter during the subordination period, holders of the Subordinated Units are not entitled to receive any distribution until the Common Units have received the minimum quarterly distribution of $0.16875 plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated Units will not accrue arrearages.

The subordination period will end on the first business day after the Issuer has earned and paid at least (i) $0.675 (the minimum quarterly distribution on an annualized basis) on each outstanding Common Unit and Subordinated Unit and the corresponding distribution on OILT GP’s 2.0% interest for each of three consecutive, non-overlapping four-quarter periods ending on or after September 30, 2014 or (ii) $1.0125 (150.0% of the annualized minimum quarterly distribution) on each outstanding Common Unit and Subordinated Unit and the corresponding distributions on OILT GP’s 2.0% interest and the related distribution on the Incentive Distribution Rights for the four-quarter period immediately preceding that date, in each case provided there are no arrearages on the Common Units at that time.

When the subordination period ends, all Subordinated Units will convert into Common Units on a one-for-one basis, and thereafter no Common Units will be entitled to arrearages.

Issuance of Additional Units

The OILT Partnership Agreement authorizes the Issuer to issue an unlimited number of limited partner units on terms determined by OILT GP without unitholder approval.

Limited Voting Rights, including Removal of General Partner

OILT GP controls the Issuer, and unitholders have only limited voting rights. Unitholders have no right to elect OILT GP or its directors. OILT GP may not be removed, except by a vote of the holders of at least 66 2/3% of the Issuer’s units, including units owned by OILT GP and its affiliates. The ownership of more than 33 1/3% of the outstanding units by OILT GP and its affiliates gives them the ability to prevent OILT GP’s removal as general partner.

Limited Call Right

If at any time OILT GP and its affiliates own more than 80% of the Issuer’s outstanding Common Units, OILT GP has the right, but not the obligation, to purchase all of the remaining Common Units at a price equal to the greater of (i) the average of the daily closing price of the Common Units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (ii) the highest per-unit price paid by OILT GP or any of its affiliates for Common Units during the 90-day period preceding the date such notice is first mailed.

Registration Rights

The Issuer has agreed to register for resale under the Securities Act and applicable state securities laws any Common Units, Subordinated Units or other limited partner interests proposed to be sold by OILT GP or any of its affiliates or their assignees, if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of OILT GP as general partner. The Issuer is obligated to pay all expenses incidental to such registration, excluding underwriting discounts.

OILT GP’s Limited Liability Company Agreement

Under the GP LLC Agreement, EPO has the right to elect the members of the board of directors of OILT GP.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

References to, and descriptions of, the OILT Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to the OILT Partnership Agreement filed as Exhibits 2 and 3, which are incorporated in its entirety in this Item 6. References to, and descriptions of, the GP LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the GP LLC Agreement filed as Exhibit 4, which is incorporated in its entirety in this Item 6.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement.

2	First Amended and Restated Agreement of Limited Partnership of Oiltanking Partners, L.P., dated as of July 19, 2011 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K (File No. 001-35230) filed with the Commission on July 19, 2011).

3	Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of Oiltanking Partners, L.P., dated as of July 14, 2014 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K (File No. 001-35230) filed with the Commission on July 16, 2014).

4	Second Amended and Restated Limited Liability Company Agreement of OTLP GP, LLC, dated as of October 1, 2014 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K (File No. 001-35230) filed with the Commission on October 1, 2014).

5	Contribution and Purchase Agreement, dated as of October 1, 2014, by and among Enterprise Products Partners L.P., Oiltanking Holding Americas, Inc. and OTB Holdco, LLC (incorporated by reference to Exhibit 2.1 to Enterprise’s Current Report on Form 8-K (File No. 001-14323) filed with the Commission on October 1, 2014).

6	364-Day Revolving Credit Agreement, dated as of September 30, 2014, among Enterprise Products Operating LLC, the Lenders party thereto, Citibank, N.A., as Administrative Agent, certain financial institutions from time to time named therein, as Co-Documentation Agents and Citibank, N.A. as Sole Lead Arranger and Sole Book Runner (incorporated by reference to Exhibit 10.1 to Enterprise’s Current Report on Form 8-K (File No. 001-14323) filed with the Commission on October 1, 2014).

7	Waiver and Assignment Agreement (Oiltanking Houston), dated as of October 1, 2014, including Addendum No. 2 (to Oiltanking Houston Loan Agreement 11/27/08), Addendum No. 1 (to Oiltanking Houston Loan Agreement 5/11/12) and Addendum No. 1 (Oiltanking Houston Loan Agreement 5/31/13).

8	Waiver and Assignment Agreement (Oiltanking Beaumont), dated as of October 1, 2014, including Addendum No. 1 (to Oiltanking Beaumont Loan Agreement 12/21/09).

9	Waiver and Assignment Agreement (Oiltanking), including Addendum No. 3 to Credit Agreement (Oiltanking).

10	Credit Limit Agreement by and between Oiltanking Partners, L.P. as Borrower and Oiltanking Finance B.V. as Lender, dated as of June 15, 2011, as amended by Addendum No. 1 thereto, dated June 22, 2011 (incorporated herein by reference to Exhibit 10.6 to the Issuer’s Registration Statement on Form S-1/A (File No. 333-173199), filed on June 23, 2011).

11	Addendum No. 2 dated November 7, 2012, to the Credit Limit Agreement dated June 15, 2011, between Oiltanking Partners, L.P. as Borrower, and Oiltanking Finance B.V. as Lender (incorporated by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 (File No. 001-35320) filed on November 8, 2012).

12	Loan Agreement by and between Oiltanking Houston, L.P. as Borrower and Oiltanking Finance B.V. as Lender, dated as of May 16, 2012, but effective as of May 11, 2012 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-35230) filed on May 21, 2012).

13	Loan Agreement by and between Oiltanking Houston, L.P. as Borrower and Oiltanking Finance B.V. as Lender, effective as of May 31, 2013 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-35230) filed on June 26, 2013).

14	Letter dated October 1, 2014 to Greg King, Chairman of Conflicts Committee of OTLP GP, LLC re Merger Proposal.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2014	The DD LLC TRUSTEES pursuant to the Dan Duncan
LLC Voting Trust Agreement

	By:	/s/ Randa Duncan Williams
Randa Duncan Williams, as Voting Trustee under the
Dan Duncan LLC Voting Trust Agreement

	By:	/s/ Ralph S. Cunningham
Ralph S. Cunningham, as Voting Trustee under the Dan
Duncan LLC Voting Trust Agreement

	By:	/s/ Richard H. Bachmann
Richard H. Bachmann, as Voting Trustee under the Dan
Duncan LLC Voting Trust Agreement

Dated: October 10, 2014	DAN DUNCAN LLC

	By:	/s/ Richard H. Bachmann
Richard H. Bachmann
President and Chief Executive Officer

Dated: October 10, 2014	ENTERPRISE PRODUCTS HOLDINGS LLC

ENTERPRISE PRODUCTS PARTNERS L.P.

	By:	Enterprise Products Holdings LLC its General Partner

ENTERPRISE PRODUCTS OLPGP, INC.

ENTERPRISE PRODUCTS OPERATING LLC

	By:	Enterprise Products OLPGP, Inc. its sole manager

	By	/s/ Michael A. Creel
Name: Michael A. Creel
Title: Chief Executive Officer

Signature page

Appendix A

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS

OF

DAN DUNCAN LLC

Managers and Executive Officers of Dan Duncan LLC (“DD LLC”). Set forth below is the name, position with DD LLC and present principal occupation or employment of each manager and executive officer of DD LLC. The current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Each such person is a citizen of the United States of America.

Name	Position with DD LLC; Other Present Principal Occupation
Randa Duncan Williams	Chairman and Manager Chairman and Director of each of Enterprise Products Company and Enterprise Products Holdings LLC

Richard H. Bachmann	President, Chief Executive Officer and Manager President, Chief Executive Officer and Director of Enterprise Products Company

Dr. Ralph S. Cunningham	Executive Vice President and Manager Vice Chairman and Director of Enterprise Products Company

W. Randall Fowler

Executive Vice President and Chief Financial Officer

Executive Vice President, Chief Financial Officer and Director of Enterprise Products Holdings LLC; Vice Chairman and Chief Financial Officer of Enterprise Products Company

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS

OF

ENTERPRISE PRODUCTS HOLDINGS LLC

Directors and Executive Officers of Enterprise Products Holdings LLC (“EPD GP”). Set forth below is the name, current business address, citizenship, position with EPD GP and the present principal occupation or employment of each director and executive officer of EPD GP. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Each such person is a citizen of the United States of America.

Name	Position with EPD GP; Other Present Principal Occupation
Randa Duncan Williams	Chairman and Director Chairman and Director of Enterprise Products Company

Michael A. Creel	Chief Executive Officer and Director President, Chief Executive Officer and Director of Enterprise Products OLPGP, Inc.

W. Randall Fowler

Executive Vice President, Chief Financial Officer and Director

Executive Vice President, Chief Financial Officer and Director of Enterprise Products OLPGP, Inc.; Executive Vice President and Chief Financial Officer of Dan Duncan LLC; Vice Chairman and Chief Financial Officer of Enterprise Products Company

A. J. Teague	Chief Operating Officer and Director Executive Vice President, Chief Operating Officer and Director of Enterprise Products OLPGP, Inc.

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS

OF

ENTERPRISE PRODUCTS OLPGP, INC.

Directors and Executive Officers of Enterprise Products OLPGP, Inc. (“OLPGP”), the sole manager of Enterprise Products Operating LLC (“EPO”). Set forth below is the name, current business address, citizenship, position with OLPGP and the present principal occupation or employment of each director and executive officer of OLPGP. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Each such person is a citizen of the United States of America.

Name	Position with OLPGP; Other Present Principal Occupation
Michael A. Creel	President, Chief Executive Officer and Director Chief Executive Officer and Director of Enterprise Products Holdings LLC

W. Randall Fowler

Executive Vice President, Chief Financial Officer and Director

Executive Vice President, Chief Financial Officer and Director of Enterprise Products Holdings LLC; Executive Vice President and Chief Financial Officer of Dan Duncan LLC; Vice Chairman and Chief Financial Officer of Enterprise Products Company

A. J. Teague	Executive Vice President, Chief Operating Officer and Director Chief Operating Officer and Director of Enterprise Products Holdings LLC